Exhibit 99.5

(SAFEGUARD LOGO)

170 North Radnor Chester Road

Suite 200

Radnor, PA 19087

610.293.0600

(FAX) 610.293.0601

April 6, 2018

Mr. Brian J. Sisko

230 Oakwood Lane

Phoenixville, PA 19460

Dear Brian:

You previously entered into an employment letter, dated December 3, 2008, as amended most recently on December 28, 2012, (the “Prior Agreement”) with Safeguard Scientifics, Inc. (“Safeguard”) and commenced employment with Safeguard on or after the date of the Prior Agreement (the actual date your employment began is herein referred to as your “Commencement Date”). In order to reflect your appointment as President and Chief Executive Officer of Safeguard, effective on July 1, 2018 (the “Effective Date”), for a term ending December 31, 2020 (the “Term”), this New Agreement will replace the Prior Agreement, which is then terminated. At the end of the Term, your employment may then continue on an at-will basis, upon mutual agreement.

Salary and Cash Incentives. Your minimum annualized base salary will be $500,000. As a matter of maintaining competitive employment terms, salaries are reviewed annually against internal and external peer groups, and individual performance, and, if appropriate, adjusted upwards.

You will also be eligible to participate in the Safeguard annual management incentive program (MIP), at a minimum target payout of $600,000, pro-rated for 2018, and with a range of 0-150% of that target based on corporate results. Any reduction in your target payout or annual bonus opportunity will constitute a material breach of this New Agreement by Safeguard. The overall MIP goals are determined at the beginning of each year by the Compensation Committee of the Board, after consultation with you, and approved for payment annually, after the year-end audited results, by the Compensation Committee. Actual payments of amounts pursuant to your MIP award will be made to you on or after January 1, but prior to March 15, of the calendar year next following the calendar year in which the payment is earned, subject to completion of Safeguard’s audit for the applicable fiscal year.

Fringe Benefits. You are also eligible to participate in Safeguard’s health, dental, vision, disability, 401(k), deferred compensation program, and other benefit plans generally available to Safeguard executive employees from time to time, consistent with past practice. In addition, so long as you are an employee and Safeguard offers these benefits generally to other principals or executives, you will be entitled, subject to evidence of insurability, to company-paid universal life insurance providing coverage of $1,000,000 in addition to Safeguard’s normal group life insurance plans offered to employees generally. You will also be entitled to vacation at the annual rate of four weeks of vacation per year and other benefits as outlined on the description of Safeguard benefits previously provided to you.

Severance. Subject to the terms and conditions set forth below, in the event that (A) your employment with Safeguard is terminated by Safeguard without “cause” (as defined below) or by you for “good reason” (as defined below) prior to, upon or after the completion of, the Term, (such a termination, a “Severance Termination”), Safeguard will provide you with the following benefits, which together with the other provisions of this Agreement and any benefits or equity awards provided under the applicable terms of any other plan or program sponsored by the Safeguard (other than any plan, program or arrangement intended to pay severance benefits following termination of employment), and applicable to you, will be the only severance benefits or other payments in respect of your employment with Safeguard to which you will be entitled. The benefits you receive under this New Agreement will be in lieu of all salary, accrued vacation and other rights that you may have against Safeguard or its affiliates as of the Effective Date, and, except as otherwise noted below, will be paid within the later of 45 days after your date of termination or Safeguard’s receipt of your request for reimbursement, subject to your execution and non-revocation of the General Release described below.

•                In the event the Severance Termination occurs prior to the end of the Term, you will receive a single lump sum payment equal to the amount of annual salary and annual incentive (at target) which would have been paid to you for the balance of the Term.

•                If the Severance Termination occurs after the end of the Term, you will be eligible to receive a payment in respect of your current year’s bonus equal to the product of (i) your annual target bonus, multiplied by (ii) Safeguard’s percentage achievement of its annual Management Incentive Plan objectives as such percentage achievement shall be determined by the Compensation Committee, in its discretion, as of the end of the calendar quarter closest to your date of termination, multiplied by (iii) a fraction, the numerator of which is the number of days in Safeguard’s fiscal year elapsed at the time of the termination and the denominator of which is 365. Payment under this provision will be made within 60 days after the end of the quarter in which the determination referred to in (ii) above is made.

•               Whenever the Severance Termination occurs, and in addition to any amounts otherwise payable hereunder, including amounts payable pursuant to the first bullet above, you will receive a single lump sum payments equal to the product of (i) 1.5 multiplied by (ii) your annual salary then in effect (which will not be less than $500,000).

•               If the Severance Termination occurs on or before the end of the Term, you will vest in all of your then outstanding and unvested interests under Safeguard’s various long-term incentive plans which would have vested on or before December 31, 2020 and your outstanding time-based stock options that were subject to time-based vesting may be exercised during the 36-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (B) you may exercise your vested outstanding market-based options during the 12-month period following your termination of employment (unless any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration). If the Severance Termination occurs after the end of the Term, you will vest in accordance with the provisions of Safeguard’s various long-term incentive plans.

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•               If the Severance Termination occurs prior to the end of the Term, you will receive a single lump sum payment equal to the cost of COBRA continuation coverage with respect to medical insurance, less such co-payment amount payable by you under the terms of the Company’s medical insurance program as in effect on the date of your Severance Termination for the balance of the Term. Whenever, the Severance Termination occurs, you will also receive a single lump sum payment equal to the cost of COBRA continuation coverage with respect to medical insurance, less such co-payment amount payable by you under the terms of the Company’s medical insurance program as in effect on the date of your Severance Termination for twelve months.

•               If the Severance Termination occurs prior to the end of the Term, you will be entitled to reimbursement of any medical, vision, or dental expenses incurred by you (and, to the extent covered immediately prior to the date of your termination, your spouse and dependents) which are not covered by Safeguard’s medical, vision and/or dental insurance for the balance of the Term and irrespective of when the Severance Termination occurs, for an additional period of 12 months following the date of your termination. No such reimbursement will be made to the extent such expenses exceed $5,000, in the aggregate, per calendar year.

•               If the Severance Termination occurs prior to the end of the Term, you will be entitled to reimbursement of the cost of life insurance coverage under the universal life insurance policy which was purchased by Safeguard, in your name, during your employment (“Executive Insurance Policy”) for the balance of the Term and irrespective of when the Severance Termination occurs for an additional period of 12 months, based on Safeguard’s monthly cost of such coverage on your termination date. Such reimbursement will only be made to the extent you continue to pay the premiums for such Executive Insurance Policy and thereafter submit to Safeguard the paid bill for your Executive Insurance Policy.

•               You will be reimbursed promptly for all your reasonable and necessary business expenses incurred on behalf of Safeguard prior to your termination date in accordance with Safeguard’s customary policies.

Notwithstanding the forgoing, if a “change of control,” as defined below, of Safeguard occurs prior to the end of the Term and you satisfy the conditions for payment of the separation benefits described above (“Change of Control Termination”), then in lieu of the treatment of equity awards under the fourth bullet above, upon a Change of Control Termination, (A) you will become fully vested in all of your outstanding stock options and you may exercise (i) those stock options that were subject to time-based vesting during the thirty-six (36) month period following your termination of employment (unless, disregarding your termination of employment, any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (ii) those stock options that were subject to market-based vesting during the twenty-four (24) month period following your termination of employment (unless, disregarding your termination of employment, any of the options would by their terms expire sooner, in which case you may exercise such options at any time before their expiration), and (B) you will become fully vested in all of your outstanding restricted stock awards and deferred stock units, if any.

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Upon a Change of Control Termination, if it is determined that any payment or distribution by Safeguard of benefits provided under this Agreement or any other benefits due upon a change of control (the “Change of Control Benefits”) would constitute an “excess parachute payment” within the meaning of section 280G of the Code that would be subject to an excise tax under section 4999 of the Code (the “Excise Tax”), the following provisions will apply, unless provided otherwise in the applicable plan, program or agreement that provides change of control payments that are not paid pursuant to this Agreement. If the aggregate present value to you of receiving the Change of Control Benefits and paying the Excise Tax is not greater than the aggregate present value to you of the Change of Control Benefits reduced to the safe harbor amount (as defined below), then Safeguard will reduce the Change of Control Benefits such that the aggregate present value to you of receiving the Change of Control Benefits is equal to the safe harbor amount. Otherwise you will receive the full amount of the Change of Control Benefits and you will be responsible for payment of the Excise Tax. For purposes of this paragraph “present value” will be determined in accordance with Section 280G(d)(4) of the Code and the term “safe harbor amount” will mean an amount expressed in the present value that maximizes the aggregate present value of the Change of Control Benefits without causing any of the Change of Control Benefits to be subject to the deduction limitations set forth in Section 280G of the Code.

All determinations made pursuant to the foregoing paragraph will be made by a professional advisor selected by Safeguard (the “Professional Advisor”), which firm will provide its determinations and any supporting calculations both to Safeguard and to you within ten days of the date of the Change of Control Termination. Any such determination by the Professional Advisor will be binding upon you and Safeguard. If any reduction in the Change of Control Benefits is required in accordance with the preceding paragraph, such Change of Control Benefits will be reduced in the order that maximizes their after-tax economic value to you. All of the fees and expenses of the Professional Advisor in performing the determinations referred to above will be borne solely by Safeguard.

For the purposes of determining whether a Change of Control Termination has occurred, a “change of control” will be deemed to have occurred if (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than any Safeguard employee stock ownership plan or an equivalent retirement plan, becomes the beneficial owner (as such term is used in Section 13(d) of the Exchange Act), directly or indirectly, of securities of Safeguard representing 50% or more of the combined voting power of Safeguard’s then outstanding voting securities, (ii) the Board ceases to consist of a majority of Continuing Directors (as defined below), (iii) the consummation of a sale of all or substantially all of Safeguard’s assets or a liquidation (as measured by the fair value of the assets being sold compared to the fair value of all of Safeguard’s assets), or (iv) a merger or other combination occurs such that a majority of the equity securities of the resultant entity after the transaction are not owned by those who owned a majority of the equity securities of Safeguard prior to the transaction. A “Continuing Director” will mean a member of the Board who either (i) is a member of the Board at the date of this Agreement or (ii) is nominated or appointed to serve as a Director by a majority of the then Continuing Directors.

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All Severance compensation and benefits described in this New Agreement are offered in return for and contingent on your execution, non-revocation and performance of the General Release and Agreement substantially in the form attached to this New Agreement as Exhibit A and will be subject to the Safeguard Clawback Policy to which you are now subject, as maybe amended by the Board from time to time during the Term.

Upon your termination of employment with Safeguard in connection with a change of control, if it is determined that any payment or distribution by Safeguard of benefits provided under this New Agreement or any other benefits due upon a change of control (the “Change of Control Benefits”) would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that would be subject to an excise tax under Section 4999 of the Code (the “Excise Tax”), the following provisions will apply, unless provided otherwise in the applicable plan, program or agreement that provides change of control payments that are not paid pursuant to this New Agreement. If the aggregate present value to you of receiving the Change of Control Benefits and paying the Excise Tax is not greater than the aggregate present value to you of the Change of Control Benefits reduced to the safe harbor amount (as defined below), then Safeguard will reduce the Change of Control Benefits such that the aggregate present value to you of receiving the Change of Control Benefits is equal to the safe harbor amount. Otherwise you will receive the full amount of the Change of Control Benefits and you will be responsible for payment of the Excise Tax. For purposes of this paragraph “present value” will be determined in accordance with Section 280G(d)(4) of the Code and the term “safe harbor amount” will mean an amount expressed in the present value that maximizes the aggregate present value of the Change of Control Benefits without causing any of the Change of Control Benefits to be subject to the deduction limitations set forth in Section 280G of the Code.

All determinations made pursuant to the foregoing paragraph will be made by a professional advisor selected by Safeguard (the “Professional Advisor”), which firm will provide its determinations and any supporting calculations both to Safeguard and to you within 10 days of the termination date. Any such determination by the Professional Advisor will be binding upon you and Safeguard. You will then, in your sole discretion, determine which and how much of the Change of Control Benefits will be eliminated or reduced consistent with the requirements of the foregoing paragraph. All of the fees and expenses of the Professional Advisor in performing the determinations referred to above will be borne solely by Safeguard.

Safeguard will prepare the final release within five business days of your termination of employment. You will have 21 days in which to consider the release although you may execute it sooner. Please note that the release has a rescission period of seven days after which it becomes effective if not revoked. All other payments will be made to you on the next regularly scheduled payroll date after the date on which they become due.

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Except with respect to amounts subject to delayed payment because of the application of Section 409A of the Code (as described in the section entitled “Section 409A Compliance” below), Safeguard will pay interest on late payments at the prime rate at Safeguard’s agent bank plus two percent compounded monthly. In addition, Safeguard will pay all reasonable costs and expenses (including reasonable attorney’s fees and all costs of arbitration) incurred by you to enforce this New Agreement or any obligation hereunder. Such payments will be made to you within 60 days of the date the expense is incurred but in no event later than the date which is on or before the last day of the calendar year following the year in which the expense is incurred.

In this New Agreement, the term “cause” means (a) your failure to adhere to any written Safeguard policy if you have been given a reasonable opportunity to comply with such policy or cure your failure to comply (which reasonable opportunity must be granted during the ten-day period preceding termination of this New Agreement); (b) your appropriation (or attempted appropriation) of a material business opportunity of Safeguard, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of Safeguard; (c) your misappropriation (or attempted misappropriation) of any Safeguard fund or property; or (d) your conviction of, or your entering a guilty plea or plea of no contest with respect to, a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.

In this New Agreement, the term “good reason” means (i) your assignment (without your consent) to a position, title, responsibilities, or duties of a materially lesser status or degree of responsibility than your current position, responsibilities, or duties; (ii) a reduction of your base salary; (iii) the relocation of Safeguard’s principal executive offices to a location which is more than 30 miles away from the location of Safeguard’s principal executive offices on the date of this New Agreement; or (iv) Safeguard’s material breach of this New Agreement. For the avoidance of doubt, the Company’s pursuit of Project Catalyst shall not constitute “good reason” hereunder.

Notwithstanding the foregoing, no event or condition described in clauses (i) through (iv) will constitute good reason unless (a) you give Safeguard written notice of your intention to terminate your employment for good reason and the grounds for such termination, (b) the notice described in (a) is provided within 90 days after the event giving rise to the good reason termination occurs, and (c) such grounds for termination (if susceptible to correction) are not corrected by Safeguard within 30 days after its receipt of such notice. If Safeguard does not correct the ground(s) for termination during the 30-day period following your notice of termination, your termination of employment for good reason must become effective within 90 days after the end of the cure period in order for your termination to be treated as a “good reason” termination under this New Agreement. If your termination occurs more than 90 days after the end of the cure period, such termination will be treated as a voluntary termination other than for “good reason” and you will not be entitled to severance benefits under this New Agreement.

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A “change of control” will be deemed to have occurred if (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than any Safeguard employee stock ownership plan or an equivalent retirement plan, becomes the beneficial owner (as such term is used in Section 13(d) of the Exchange Act), directly or indirectly, of securities of Safeguard representing 50% or more of the combined voting power of Safeguard’s then outstanding voting securities, (ii) the Board ceases to consist of a majority of Continuing Directors (as defined below), (iii) the consummation of a sale of all or substantially all of Safeguard’s assets or a liquidation (as measured by the fair value of the assets being sold compared to the fair value of all of Safeguard’s assets), or (iv) a merger or other combination occurs such that a majority of the equity securities of the resultant entity after the transaction are not owned by those who owned a majority of the equity securities of Safeguard prior to the transaction. A “Continuing Director” will mean a member of the Board who either (i) is a member of the Board at the date of this New Agreement or (ii) is nominated or appointed to serve as a Director by a majority of the then Continuing Directors. For the avoidance of doubt, the Company’s pursuit, and completion, of Project Catalyst shall not constitute “good reason” hereunder.

Terms of Employment, Agreements, Miscellaneous. You are an employee subject to the arrangements described in Safeguard’s employee handbook as modified from time to time. In addition, your continued employment is subject to your compliance with various covenants designed to protect Safeguard’s confidential information and employee, customer and other relationships, as set forth in the Non-Competition Agreement executed by you in connection with the Prior Agreement.

You will not serve as a director of any other company that is not affiliated with Safeguard without the consent of our Board of Directors.

The provisions set forth in this New Agreement will inure to the benefit of your personal representative, executors and heirs. In the event you die while any amount payable under the New Agreement remains unpaid, all such amounts will be paid in accordance with the terms and conditions of this New Agreement.

No term or condition set forth in this New Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and the Board of Safeguard or a duly authorized officer of Safeguard.

You will not be required to mitigate the amount of any payment provided for in this New Agreement by seeking other employment or otherwise.

You acknowledge that the arrangements described in this New Agreement will be the only obligations of Safeguard or its affiliates in connection with any determination by Safeguard to terminate your employment with Safeguard. This New Agreement does not terminate, alter or affect your rights under any plan or program of Safeguard in which you may participate or under which you are due a benefit, except as explicitly set forth herein. Your participation in such plans or programs will be governed by the terms of such plans and programs.

The Company will indemnify you and hold you harmless in connection with your duties to the fullest extent provided by the Company’s bylaws and applicable law and will cover you under directors’ and officers’ liability insurance in accordance with it terms both during and, while potential liability exists, after the Term in the same amount and to the same extent as the Company covers its other officers and directors.’

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The provisions set forth in this New Agreement will be construed and enforced in accordance with the law of the Commonwealth of Pennsylvania without regard to the conflicts of laws rules of any state.

Any controversy or claim arising out of or relating to this New Agreement, or the breach thereof, will be settled by arbitration in Philadelphia, Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association, using one arbitrator, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.

The obligations of Safeguard set forth herein are absolute and unconditional and will not be subject to any right of set-off, counterclaim, recoupment, defense or other right which Safeguard may have against you, subject to, in the event of your termination of employment, your execution and performance of the General Release and Agreement substantially in the form attached to this New Agreement as Exhibit A and your performance of the Non-Competition Agreement in the form attached to this New Agreement as Exhibit B.

Safeguard may withhold applicable taxes and other legally required deductions from all payments to be made hereunder.

Safeguard’s obligations to make payments under this New Agreement are unfunded and unsecured and will be paid out of the general assets of Safeguard.

This New Agreement constitutes the entire agreement and understanding with respect to your severance arrangements, and supersedes any and all prior agreements and understandings whether oral or written, relating thereto.

Compliance with Section 409A of the Code. This New Agreement will be interpreted to avoid any penalty sanctions under Section 409A of the Code. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment will be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of Section 409A of the Code, all payments to be made upon your termination of employment under this New Agreement may only be made upon a “separation from service” within the meaning of such term under Section 409A of the Code, each payment made under this New Agreement will be treated as a separate payment and the right to a series of installment payments under this New Agreement is to be treated as a right to a series of separate payments. In no event will you, directly or indirectly, designate the calendar year of any payments to be made to you under this New Agreement. All reimbursements and in-kind benefits provided under this New Agreement will be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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Notwithstanding any provision in this New Agreement to the contrary, if at the time of your separation from service with Safeguard, Safeguard has securities which are publicly traded on an established securities market and you are a “specified employee” (as defined in Section 409A of the Code) and it is necessary to postpone the commencement of any severance payments otherwise payable pursuant to this New Agreement as a result of such termination of employment to prevent any accelerated or additional tax under Section 409A of the Code, then Safeguard will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) that are not otherwise paid within the short-term deferral exception under Section 409A of the Code and are in excess of the lesser of two times your then-annual compensation or (ii) the limit on compensation then set forth in Section 401(a)(17) of the code, until the first payroll date that occurs after the date that is six month following the your “separation from service” with Safeguard (as defined under Section 409A of the Code). If any payments are postponed due to such requirements, such postponed amounts will be paid in a lump sum to you on the first payroll date that occurs after the date that is six months following your “separation from service” with Safeguard. If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A of the Code will be paid to the personal representative of your estate within 60 days after the date of your death.

If this New Agreement sets forth our agreement on the subject matter hereof, kindly sign and return to us the enclosed copy of this New Agreement which will then constitute our legally binding agreement.

Sincerely,

Safeguard Scientifics, Inc.

By: /s/ Julie A. Dobson

I agree to be bound by the terms and conditions of this New Agreement.

/s/ Brian J. Sisko

Brian J. Sisko

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EXHIBIT A

GENERAL RELEASE AND AGREEMENT

This GENERAL RELEASE AND AGREEMENT (hereinafter the “Agreement”) is made and entered into as of this _____ day of _____, 20 _____, by and between Safeguard Scientifics, Inc. (“Safeguard”) and Brian J. Sisko (“Employee”).

1. Background. The parties hereto acknowledge that this Agreement is being entered into pursuant to the terms of the employment letter agreement, dated March __, 2018 between Safeguard and Employee (the “Employment Agreement”). As used in this Agreement, any reference to Safeguard shall include its predecessors and successors and, in their capacities as such, all of its present, past, and future directors, officers, employees, attorneys, insurers, agents and assigns; and any reference to Employee shall include, in their capacities as such, his attorneys, heirs, administrators, representatives, agents and assigns.

2. General Release.

(a) Employee, for and in consideration of the special benefits offered to him by Safeguard specified in the Employment Agreement and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE Safeguard, of and from any and all waivable causes of actions, suits, debts, claims and demands whatsoever in law or in equity, which Employee ever had, now has, or hereafter may have or which Employee’s heirs, executors or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of Employee’s employment with Safeguard to the date of this Agreement, and particularly, but without limitation, any claims arising from or relating in any way to Employee’s employment or the termination of Employee’s employment relationship with Safeguard, including, but not limited to, any claims arising under any federal, state, or local laws, including Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000e et seq., (“Title VII”), the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq. (the “ADEA”), the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq. (“ADA”), Employee Retirement Income Security Act of 1974, as amended 29 U.S.C. § 301, et seq., as amended (“ERISA”), the Pennsylvania Wage Payment and Collection Law, Pa. Stat. Ann. tit. 43 §§ 260.1-260.11a (“WPCL”), the Pennsylvania Human Relations Act, 43 P.S. § 951 et seq. (the “PHRA”), and any and all other federal, state or local laws, regulations, ordinances or public policies and any common law claims now or hereafter recognized, including claims for wrongful discharge, slander and defamation, as well as all claims for counsel fees and costs; provided, however, that the Employee does not release or discharge Safeguard from any of its continuing obligations to him expressly set forth in this Agreement and the Employment Agreement, claims for benefits (not including severance benefits) under Safeguard’s employee welfare benefit plans and employee pension benefit plans, subject to the terms and conditions of those plans or the Employee’s rights as a shareholder of Safeguard or to indemnification as an officer and director of Safeguard (including any D&O insurance coverage).

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(b) By signing this Agreement, Employee represents that Employee has not commenced any proceeding against Safeguard in any forum (administrative or judicial) concerning Employee’s employment or the termination thereof. Employee further promises not to initiate a lawsuit or to bring any other claim against the other arising out of or in any way related to Employee’s employment by the Company or the termination of that employment. This Agreement will not prevent Employee from filing a charge with the Equal Employment Opportunity Commission (or similar state agency) or participating in any investigation conducted by the Equal Employment Opportunity Commission (or similar state agency); provided, however, that any claims by Employee for personal relief in connection with such a charge or investigation (such as reinstatement or monetary damages) would be barred. If Employee’s employment with Safeguard has been terminated on or before the date of this Agreement, Employee further acknowledges that Employee was given sufficient notice under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and that the termination of Employee’s employment does not give rise to any claim or right to notice, or pay or benefits in lieu of notice under the WARN Act. In the event any WARN Act issue does exist or arises in the future, Employee agrees and acknowledges that the payments and benefits set forth in this Agreement shall be applied to any compensation or benefits in lieu of notice required by the WARN Act, provided that any such offset shall not impair or affect the validity of any provision of this Agreement or the Employment Agreement.

(c) Employee agrees that in the event of a breach of any of the terms of this Agreement, Safeguard shall be entitled to recover attorneys’ fees and costs in an action to prosecute such breach, in addition to compensatory damages, and may cease to make any payments then due under this Agreement or the Employment Agreement.

(d) Except as otherwise specifically set forth herein, Employee acknowledges that Safeguard’s obligations under the Employment Agreement and this Agreement are the only obligations of Safeguard or its parent organizations or affiliates in connection with the matters described herein and therein.

(e) Employee agrees and acknowledges that this Agreement is not and shall not be construed to be an admission by Safeguard of any violation of any federal, state or local statue, ordinance or regulation or of any duty owed by Safeguard to Employee.

4. Confidentiality; Non-Disparagement.

(a) Except to the extent required by law, including SEC disclosure requirements, Safeguard and Employee agree that the terms of this Agreement will be kept confidential by both parties, except that Employee may advise his family and confidential advisors, and Safeguard may advise those people needing to know to implement the above terms. However, Employee and Safeguard agree that nothing in this Agreement prevents or prohibits Employee from (i) making any disclosure of relevant and necessary information or documents in connection with any charge, action, investigation, or proceeding relating to this Agreement, or as required by law or legal process; (ii) participating, cooperating, or testifying in any charge, action, investigation, or proceeding with, or providing information to, any self-regulatory organization, governmental agency or legislative body, and/or pursuant to the Sarbanes-Oxley Act, or (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization. To the extent permitted by law, upon receipt of any subpoena, court order or other legal process compelling the disclosure of any such information or documents, Employee agrees to give prompt written notice to Safeguard so as to permit it to protect its interests in confidentiality to the fullest extent possible.

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(b) Employee acknowledges and agrees that he is bound by the confidentiality provisions of the Employment Agreement and that such terms remain in full force and effect.

(c) Employee represents that Employee has not taken, used or knowingly permitted to be used any notes, memorandum, reports, list, records, drawings, sketches, specifications, software programs, data, documentation or other materials of any nature relating to any matter within the scope of the business of Safeguard or its affiliated or parent companies or concerning any of its dealings or affairs otherwise than for the benefit of Safeguard. Employee shall not, after the termination of Employee’s employment, use or knowingly permit to be used any such notes, memoranda, reports, lists, records, drawings, sketches, specifications, software programs, data, documentation or other materials, it being agreed that all of the foregoing shall be and remain the sole and exclusive property of Safeguard and that immediately upon the termination of Employee’s employment, Employee shall deliver all of the foregoing, and all copies thereof, to Safeguard, at its main office.

(d) In accordance with normal ethical and professional standards, Safeguard and Employee agree that they shall not in any way engage in any conduct or make any statement that would defame or disparage the other, or make to, or solicit for, the media or others, any comments, statements (whether written or oral), and the like that may be considered to be derogatory or detrimental to the good name or business reputation of either party. It is understood and agreed that Safeguard’s obligation under this paragraph extends only to the conduct of Safeguard’s executive officers. The only exception to the foregoing shall be in those circumstances in which Employee or Safeguard is obligated to provide information in response to an investigation by a duly authorized governmental entity or in connection with legal proceedings.

5. Indemnity and Assistance.

(a) This Agreement shall not release Safeguard, or any of its insurance carriers from any obligation it or they might otherwise have to defend and/or indemnify Employee and hold harmless any other director or officer and Safeguard hereby affirms its obligation to provide indemnification to Employee as a director, officer or former director or officer of Safeguard, as the case may be, as set forth in Safeguard’s bylaws and charter documents or in any indemnification agreement between Employee and Safeguard.

(b) Employee agrees that Employee will personally provide reasonable assistance and cooperation to Safeguard in activities related to the prosecution or defense of any pending or future lawsuits or claims involving Safeguard.

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6. General.

(a) Employee acknowledges and agrees that he has 21 days to consider this Agreement, and that Employee has been advised by Safeguard, in writing, to consult with his attorney before signing this Agreement, and that Employee had discussed this matter with his attorney before signing it. Employee further acknowledges that Safeguard has advised him that he may revoke this Agreement for a period of seven calendar days after it has been executed, with the understanding that Safeguard has no obligations under this Agreement until the seven-day period has passed. If the seventh day is a weekend or national holiday, Employee will have until the next business day to revoke. Any revocation must be in writing and received by Safeguard at its facility located at 170 North Radnor Chester Road, Suite 200, Radnor, PA 19087, Attention: General Counsel.

(b) Employee has carefully read and fully understands all of the provisions of this Agreement which set forth the entire agreement between him and Safeguard with respect to the subject matter hereto, and he acknowledges that he has not relied upon any representation or statement, written or oral, not set forth in this document.

(c) This Agreement is made in the Commonwealth of Pennsylvania and shall be interpreted under the laws thereof. Its language shall be construed as a whole, to give effect to its fair meaning and to preserve its enforceability.

(d) Employee agrees that any breach of this Agreement by Employee will cause irreparable damage to Safeguard and that in the event of such breach Safeguard shall have, in addition to any and all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of Employee’s obligations hereunder.

(e) No term or condition set forth in this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an officer of Safeguard specifically and duly authorized by the Board of Directors of Safeguard.

(f) Any waiver by Safeguard of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision hereof.

(g) Each covenant, paragraph and division of this Agreement is intended to be severable and distinct, and if any paragraph, subparagraph, provision or term of this Agreement is deemed to be unlawful or unenforceable, such a determination will not impair the legitimacy or enforceability of any other aspect of the Agreement.

(h) This Agreement is intended to be for the benefit of, and shall be enforceable by, Safeguard. Except as provided in the prior sentence, this Agreement is not intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person or entity other than the parties hereto and their respective heirs, representatives, successors and permitted assigns.

(i) This Agreement is not to be construed as an admission of any violation of any federal, state or local statute, ordinance or regulation or of any duty owed by Safeguard to Employee. There have been no such violations, and Safeguard specifically denies any such violations.

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(j) This Agreement may be executed, including execution by facsimile signature, in multiple counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

Date:

    , 20

_______________________

Brian J. Sisko

Safeguard Scientifics, Inc.

Date

    , 20

By:

_______________________

Name:

Title:

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